Crompton Corporation
199 Benson Road
Middlebury, Connecticut 06749

June 1, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Crompton Corporation
      Form S-4 Registration Statement
      No. 333-123857

Ladies and Gentlemen:

        Crompton Corporation hereby requests acceleration of the effectiveness of the above-referenced registration statement such that the registration statement becomes effective at 9:30 a.m. (Eastern time) on Thursday, June 2, 2005, or as soon thereafter as is practicable.

Crompton Corporation

By:	/s/ BARRY J. SHAINMAN
Name: Barry J. Shainman Title: Secretary

Crompton Corporation
199 Benson Road
Middlebury, Connecticut 06749

June 1, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Crompton Corporation Form S-4 Registration Statement No. 333-123857 (the "filing")

Ladies and Gentlemen:

        Crompton Corporation (the "Company") hereby acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Crompton Corporation
By:	/s/ BARRY J. SHAINMAN
Name: Barry J. Shainman Title: Secretary